08030299

SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taberna Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Arch Street, 17th Floor
(No. and Street)

Philadelphia (City) PA (State) 19104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Garrard (404) 401-4185
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim Garrard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taberna Securities, LLC, as of February 26, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

STEVEN BOWMAN
Notary Public, Henry County, GA
My Commission Expires 4/25/2010

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Certified Public Accountants

Taberna Securities LLC (a wholly owned subsidiary of Taberna Realty Finance Trust)

Financial Statements

December 31, 2007

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

The member of
Taberna Securities LLC

We have audited the accompanying statement of financial condition of Taberna Securities LLC (a wholly owned subsidiary of Taberna Realty Finance Trust) (the Company), as of December 31, 2007, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Taberna Securities LLC, as of December 31, 2007, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 28, 2008

2001 Market Street, Suite 3100
Two Commerce Square
Philadelphia, PA 19103
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Taberna Securities LLC

Statement of Financial Condition

December 31, 2007

(dollars in thousands)

ASSETS	
Cash	$ 3,511
Deposit with clearing firm	100
Other assets	2,326
Total assets	$ 5,937
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Payable to affiliates	$ 2,413
Total liabilities	2,413
Member's equity	3,524
Total liabilities and member's equity	$ 5,937

The accompanying notes are an integral part of this statement.

Taberna Securities LLC

Statement of Income

Year ended December 31, 2007

(dollars in thousands)

Revenue	
Origination fees	$ 14,042
Interest and other income	279
Total revenue	14,321
Expenses	
Expenses incurred by affiliates	4,402
Origination expenses	4,273
Other expenses	537
Total expenses	9,212
Income before income taxes	5,109
Income tax expense	(2,109)
Net income	$ 3,000

The accompanying notes are an integral part of this statement.

Taberna Securities LLC

Statement of Changes in Member's Equity

Year ended December 31, 2007

(dollars in thousands)

Balance at January 1, 2007	$	3,274
Net income		3,000
Contributions from member		2,500
Distribution to member		(5,250)
Balance at December 31, 2007	$	3,524

The accompanying notes are an integral part of this statement.

Taberna Securities LLC

Statement of Cash Flows

Year ended December 31, 2007

(dollars in thousands)

Cash flows from operating activities	
Net income	$ 3,000
Change in operating assets and liabilities:	
Other assets	(1,921)
Accrued expenses	(362)
Net cash provided by operating activities	717
Cash flows from financing activities	
Advances from affiliates, net	43
Contributions from member	2,500
Distributions to member	(5,250)
Net cash used in financing activities	(2,707)
Net decrease in cash	(1,990)
Cash at beginning of year	5,501
Cash at end of year	$ 3,511

The accompanying notes are an integral part of this statement.

Taberna Securities LLC

Notes to Financial Statements

December 31, 2007

(dollars in thousands)

NOTE 1 - ORGANIZATION

Taberna Securities LLC (the Company) is a Delaware limited liability company. The Company was formed on February 3, 2005. The Company is an introducing broker providing execution services to institutional investors. The Company is a registered broker-dealer with the Financial Industry Regulatory Authority and is registered with the Pennsylvania Securities Commission. The Company is a member of the Securities Investors Protection Corporation.

The Company is wholly-owned by Taberna Realty Finance Trust (Taberna Realty), a Maryland real estate investment trust (REIT). The Company has elected to be treated as a taxable REIT subsidiary under the Internal Revenue Code. As a wholly-owned subsidiary of Taberna Realty, the Company utilizes the employees and other general and administrative support provided by Taberna Capital Management LLC (Taberna Capital). As a result, the financial condition and results of operations presented herein may not be indicative of the financial condition and results of operations that may have occurred if the Company was not a wholly-owned subsidiary of Taberna Realty.

On December 11, 2006, Taberna Realty completed its planned merger with RAIT Financial Trust (RAIT) announced on June 8, 2006. The merger was a stock-for-stock merger in which the common shares of Taberna Realty were exchanged into 0.5389 RAIT common shares. RAIT is a publicly held Maryland REIT, trading under the ticker symbol "RAS."

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b. Deposit with Clearing Firm

The Company maintains a $100 interest bearing account with its clearing agent. This account is not insured by the FDIC.

(Continued)

(dollars in thousands)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

c. Revenue Recognition

The Company earns origination fees in connection with the origination of trust preferred securities, subordinated debentures and other debt instruments. These fees and related origination expenses are recognized on a trade date basis as securities transactions occur.

d. Expenses Incurred by Affiliate

The Company and Taberna Capital are wholly-owned subsidiaries of Taberna Realty and shares employees, office space, and other general and administrative items. Costs directly attributable to securities transactions are paid and recorded by the Company. Costs indirectly associated with securities transactions, including employee salaries, bonuses, employee benefits, office space, and other general and administrative costs, are allocated to the Company based on the portion of time spent by employees on securities transactions or administrative matters relating to the Company's business activities.

e. Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. The Company is subject to U.S. federal, state and local income taxes. Income taxes are accrued by the Company in the year in which the taxable revenue is received.

NOTE 3 - INCOME TAX EXPENSE

The components of the Company's income tax expense is as follows:

Current		
Federal	$	1,788
State and local		305
Permanent items		16
Provision for income taxes	$	2,109

The Company did not have any deferred tax assets or liabilities as of December 31, 2007.

The Company's effective tax rate for the year ended December 31, 2007 was 41.3% and was comprised of the following:

Federal statutory rate	35.0 %
State and local rates, net of federal benefit	6.0 %
Permanent items	0.3 %
Effective tax rate	41.3 %

(dollars in thousands)

NOTE 4 - RELATED PARTY TRANSACTIONS

RAIT's Chief Executive Officer, Daniel G. Cohen, holds controlling positions in various companies with which the Company or an affiliate conducts business. Daniel G. Cohen is the majority member of Cohen Brothers LLC d/b/a Cohen & Company (Cohen & Company). Taberna Capital maintains a shared services agreement with Cohen & Company. Pursuant to the share services agreement, the Company and Taberna Capital share administrative services and related resources with Cohen & Company. The term of the shared services agreement extends to July 1, 2008. Taberna Capital maintains sub-lease agreements for shared office space and facilities with Cohen & Company. The Company's allocated portion of expenses associated with the shared service agreement and the sub-lease agreements was $22 for the year ended December 31, 2007.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of the greater of $100 or 6-2/3% of aggregate indebtedness. As applied to the Company, the rule requires minimum net capital of $161. As of December 31, 2007, the Company's net capital was $1,198, which exceeds the minimum requirements by $1,037.

NOTE 6 - EXEMPTIVE PROVISIONS

The Company is exempt from the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii). The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker and was not in possession of any customer funds at December 31, 2007.

NOTE 7 - CONTINGENCIES

In the ordinary course of business, claims are made against the Company from time to time for alleged damages in connection with its operation for which the Company maintains insurance. In the opinion of management, the resolution of such matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

SUPPLEMENTAL INFORMATION

Taberna Securities LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

(dollars in thousands)

Net capital	
Total member's equity	$ 3,524
Deductions	
Non-allowable assets	
Other assets	2,326
Total deductions	2,326
Net capital	1,198
Aggregate indebtedness	
Payable to affiliates	2,413
Aggregate indebtedness	2,413
Computation of basic net capital requirement	
Minimum net capital required at December 31, 2007	6-2/3%
Net capital requirement	161
Excess net capital	$ 1,037
Aggregate indebtedness	$ 2,413
Percentage of aggregate indebtedness to net capital	201%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

Taberna Securities LLC

Computation for Determination of Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2007

As of December 31, 2007, the Company is not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption pursuant to paragraph (k)(2)(ii) of Rule 15c3-3. The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker and was not in possession of any customer funds at December 31, 2007.

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17A-5 for a Broker-Dealer Claiming an Exemption for SEC Rule 15c3-3

Board of Directors
Taberna Securities LLC

In planning and performing our audit of the financial statements of Taberna Securities LLC (a wholly-owned subsidiary of Taberna Realty Finance Trust) (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2001 Market Street, Suite 3100
Two Commerce Square
Philadelphia, PA 19103
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 28, 2008

END